Free Writing Prospectus
Filed Pursuant to Rule 433
Pricing Term Sheet, dated November 13, 2025 relating to
Preliminary Prospectus Supplement, dated November 13, 2025 to
Prospectus, dated December 5, 2023
Registration Statement No. 333-275890

Corebridge Financial, Inc.
500,000 Shares of 6.875% Fixed Rate Reset Non-Cumulative Preferred Stock, Series A
Pricing Term Sheet
November 13, 2025

Issuer:	Corebridge Financial, Inc. (“Issuer”)
Securities:	6.875% Fixed Rate Reset Non-Cumulative Preferred Stock, Series A (“Series A Preferred Shares”)
Expected Ratings (Moody’s/S&P/Fitch)*:	Ba1 (Stable) / BBB- (Stable) / BBB- (Stable)
Number of Shares:	500,000
Liquidation Preference:	$1,000 per Series A Preferred Share
Aggregate Liquidation Preference:	$500,000,000
Price to Public:	$1,000 per Series A Preferred Share
Underwriting Discount:	$10 per Series A Preferred Share
Proceeds to Issuer Before Expenses:	$495,000,000
Maturity Date:	Perpetual
Trade Date:	November 13, 2025
Settlement Date**:	November 18, 2025 (T+3)
Dividend Payment Dates:	The Issuer will pay dividends on a non-cumulative basis, semi-annually in arrears on the 1st day of June and December of each year, commencing on June 1, 2026.
Dividend Rate:
When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, out of funds legally available for the payment of dividends, (i) from, and including, the Settlement Date to, but excluding, the First Reset Date, at a rate per annum of 6.875% on the liquidation preference amount of $1,000 per Series A Preferred Share and (ii) from, and including, the First Reset Date, during each reset period at a reset rate per annum equal to the “five-year treasury rate” (as defined in the Issuer’s preliminary prospectus supplement related to the Series A Preferred Shares dated November 13, 2025 (the “Preliminary Prospectus Supplement”), based on rates published by the Federal Reserve Board, or, if such published rates cannot be determined, reference bank quotations) as of the most recent “reset dividend determination date” (as defined in the Preliminary Prospectus Supplement), plus 3.181%, on the liquidation preference of $1,000 per Series A Preferred Share. If the five-year treasury rate for any reset period cannot be determined as described above, it will be 3.694% for the first reset period, and for subsequent reset periods, the same rate that was determined on the prior reset dividend determination date. See the Preliminary Prospectus Supplement for a full description of the procedures to calculate the “five-year treasury rate.”

First Reset Date:	December 1, 2030
Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date.
Reset Period:	The period from, and including, the First Reset Date to, but excluding, the next following reset date, and thereafter each period from, and including, each reset date to, but excluding, the next following reset date.

Day Count Convention:	30/360
Payment Business Days:	New York
Optional Redemption:
Series A Preferred Shares are redeemable, in whole or in part, on any dividend payment date on or after the First Reset Date, at a redemption price equal to $1,000 per Series A Preferred Share, plus an amount equal to any dividends that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

Redemption after the Occurrence of a Rating Agency Event or Regulatory Capital Event:	Series A Preferred Shares are redeemable, in whole but not in part, at any time within 90 days (i) after the occurrence of a “rating agency event” or (ii) after the occurrence of a “regulatory capital event” (each as defined in the Preliminary Prospectus Supplement), at a redemption price equal to (i) in the case of a rating agency event, $1,020 per Series A Preferred Share, plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date or (ii) in the case of a regulatory capital event, $1,000 per Series A Preferred Share, plus an amount equal to any dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.
Voting Rights:	No, except with respect to certain fundamental changes with respect to the Series A Preferred Shares or as required by law, in each case, as described in the Preliminary Prospectus Supplement.
Listing:	None
CUSIP / ISIN:	21871XAU3 / US21871XAU37
Joint Book-Running Managers:
Wells Fargo Securities, LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:
Deutsche Bank Securities Inc.
Mizuho Securities USA LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
KeyBanc Capital Markets Inc.
M&T Securities, Inc.
Santander US Capital Markets LLC
SG Americas Securities, LLC

*     A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**   Corebridge Financial, Inc. expects to deliver the Series A Preferred Shares against payment for the Series A Preferred Shares on or about November 18, 2025, which will be the third business day following the date of this pricing term sheet (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Shares more than one business day prior to their date of delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.
The Issuer has filed a registration statement and related Preliminary Prospectus Supplement and accompanying prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.

No PRIIPs or UK PRIIPs KID – no PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Series A Preferred Shares are not available to retail investors in EEA or UK.